April 22, 2014
VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE: The L.S. Starrett Company

Form 10-K for the Year Ended June 30, 2013

Filed September 5, 2013

Form 10-Q for the Period Ended December 31, 2013

Filed January 30, 2014

Definitive Proxy Statement on Schedule 14A

Filed September 5, 2013

Response dated February 11, 2014

Response dated March 7, 2014

Response dated March 27, 2014

File No. 1-367

Dear Mr. O’Brien:

The L. S. Starrett Company (the “Company”) reviewed your comment letter dated April 8, 2014 and has provided detailed responses to each of your specific comments.

Form 10-K for the Year Ended June 30, 2013

Management’s Discussion and Anal ysis

Results of Operations, page 11

1.

We note your response to comment 5 of our letter dated March 14, 2014. Of the $880,000 of deferred income tax expense recorded during the year ended June 30, 2013, $782,000 is attributable to a decrease in your state effective tax rate due to changes in state tax rates and apportionment of profits in the jurisdictions you operate. It appears that your state deferred tax assets were only $874,000 as of June 30, 2012; therefore, this $782,000 was a significant adjustment to your state deferred tax assets. In this regard, please provide us with the calculation to show how you arrived at the $782,000 amount. Please also tell us what consideration you gave as to whether this $782,000 adjustment was a correction of an error. If so, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

PRECISION TOOLS • GAGES • SAW BLADES • HAND TOOLS • CUSTOM MEASURING SOLUTIONS • OPTICAL AND VISION MEASURING SYSTEMS • TEST AND MEASUREMENT EQUIPMENT	The L.S. Starrett Company 121 Crescent Street Athol, MA 01331-1915 - USA Tel.: 978 249-3551 / Fax: 978 249-8495 www.starrett.com

Response

As a result of changes in our estimated effective state tax rate, the Company recorded an adjustment of $782,000 to its tax expense in fiscal 2013. The adjustment was a result of changes in estimates; accordingly, a materiality analysis was not performed.

In your comment, you’ve indicated that the Company’s state tax deferred assets was $874,000 at June 30, 2012. However, it should be noted that this figure only represents the component of our total state deferred tax asset related to state net operating loss carryforwards. Our net total state deferred tax asset at June 30, 2012 was approximately $3,092,000.

ASC 740-10-30-8 establishes that a deferred tax liability or a deferred tax asset should be measured using the enacted rates(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. While the cumulative temporary differences and the legislated state tax rates are known at the end of a year, the apportionment percentage to each state in future years is an estimate. The determination of future apportionment of U.S. profitability requires a number of estimates based largely on the sales, property, and payroll that are expected to be located in each state in those future years. As the Company’s operations expand and change and new significant customers purchase the Company’s products, the state apportionment changes. Thus, the apportionment in one year cannot be expected to be the same in prior or subsequent years.

Deferred Tax Assets reflect the amount of temporary differences between book and taxable income (such as pension deductions, deductions for reserves and costs allocated to inventories) multiplied by the expected tax rate to be applied at the time those temporary differences reverse. In the U.S., the tax rate to be applied in calculating the deferred tax asset or liability includes both a federal tax component and a state tax component. Since the Company has significant deferred tax assets for temporary differences, small reductions in the applicable tax rate can significantly impact our annual income tax expense. In accordance with ASC 740-10-45-15, the Company reflects these impacts as a discrete tax expense in its financial statements.

The Company reviews the apportionment percentage each year as part of its normal review of tax expense. This review encompasses consideration of available apportionment methodologies, forecasted factor analysis, and the combined, unitary, and standalone filing positions of the Company and its subsidiaries.

The change in the effective state tax rate was a result of changes in the Company’s estimate of the expected settlement and realization of its deferred tax assets and liabilities as it relates to expected changes in Company’s state income tax footprint. Total deferred tax assets net of deferred tax liabilities (current and long term) were $29,842,000 at June 30, 2012. The net change to those items was $782,000 or 2.6% of the net deferred balances. Including the impact of the change in rates enacted in the U.K. which caused a $98,000 increase to tax expense, the total change in deferred tax assets in fiscal 2013 due to changes in tax rates was $880,000 or 2.9% of total deferred tax assets.

2.

Please better explain your variances in net sales by separately quantifying the extent to which variances are attributable to changes in prices, volumes sold, or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Response

The Company has five manufacturing facilities in North America and three internationally as well as five distribution centers. Only three manufacturing and two distribution centers operate on the same sales and financial systems. The other eight facilities operate on different sales and financials systems. Therefore, we are unable to collect consolidated data to identify sales changes related to prices, volume or new products. We have previously discussed in our Management Analysis and Discussion section of our SEC filings the impact on gross margin due to volume and cost. We have completed a uniform consolidated financial reporting system and are working on a platform to report and analyze sales information on a global basis.

Critical Accounting Policies and Estimates

Income Taxes, page 15

3.

We note your response to comments 6 through 9 of our letter dated March 14, 2014. In light of your continued domestic losses, please expand your disclosures to provide a comprehensive explanation of how you were able to determine that it is more likely than not that you will realize your domestic deferred tax assets. Your disclosures should address the positive and negative evidence that you considered in your analysis and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred tax assets. We would expect the following to be included in your disclosures:

●	Specific identification of negative evidence including five years of domestic book losses and material declines in taxable income reported in recent domestic tax returns;
●	An explanation of the anticipated future trends included in your projections of future taxable income and your basis for assuming significant improvements in your results; and
●	The amount of taxable income that you need to generate to realize your deferred tax assets.

Please show us in your supplemental response what the revisions will look like in future filings.

Response

We have added disclosures to the policy statement on taxes and the tax footnote. In the policy section related to income taxes as referenced in your question, we will revise the paragraph to read as follows: [words in italics have been added]

Accounting for income taxes requires estimates of future benefits and tax liabilities. Due to the temporary differences in the timing of recognition of items included in income for accounting and tax purposes, deferred tax assets or liabilities are recorded to reflect the impact arising from these differences on future tax payments. With respect to recorded tax assets, the Company assesses the likelihood that the asset will be realized by addressing the positive and negative evidence to determine whether realization is more likely than not to occur. If realization is in doubt because of uncertainty regarding future profitability, the Company provides a valuation allowance related to the asset to the extent that it is more likely than not that the deferred tax asset will not be realized. Should any significant changes in the tax law or the estimate of the necessary valuation allowance occur, the Company would record the impact of the change, which could have a material effect on our financial position or results of operations. See also Income Taxes (Note 11 to the Consolidated Financial Statements.)

The following reflects a revised tax footnote that includes additional language related to the positive and negative evidence considered and which reflects the income needed to realize the deferred tax asset for the tax loss carryforward. It also includes recommended language as discussed in earlier responses to recent requests from the SEC:

11. INCOME TAXES

Components of earnings (loss) before income taxes are as follows (in thousands):

	2013	2012	2011
Domestic operations	$(2,633)	$(14,614)	$(413)
Foreign operations	3,429	14,725	13,652
	$796	$111	$13,239

The provision (benefit) for income taxes consists of the following (in thousands):

	2013	2012	2011
Current:
Federal	$124	$(392)	$12
Foreign	1,243	4,239	6,818
State	(48)	455	164
Deferred:
Federal	(1,472)	(5,195)	(177)
Foreign	503	656	(331)
State	608	(540)	(92)
	$958	$(777)	$6,394

Reconciliations of expected tax expense at the U.S. statutory rate to actual tax expense (benefit) are as follows (in thousands):

	2013	2012	2011
Expected tax expense	$271	$38	$4,501
State taxes, net of federal effect	26	(170)	(32)
Foreign taxes, net of federal credits	353	(751)	(227)
Change in valuation allowance	(127)	(201)	908
Tax reserve adjustments	141	(286)	246
Return to provision adjustments	(764)	-	-
Losses not benefited	370	206	771
Dividend from subsidiary (net of foreign tax credit)	201	-	-
Tax rate change applied to deferred tax balances	880	-	-
Other permanent items	(393)	387	227
Actual tax expense (benefit)	$958	$(777)	$6,394

Significant changes in tax expense reconciliation in the year ended June 30, 2013 relate to the following items: Return to provision adjustments; the impact of a dividend from a foreign subsidiary and a change in the effective state tax rate in the U.S. and a legislated change in the tax rate in the U.K. applied to deferred tax balances. Similar items for the years ended June 30, 2012 and 2011 were not significant and continue to be classified in the preceding table as components of other permanent items.

For the year ended June 30, 2013 the Company reported an income tax benefit of $764,000 related to differences between the Company’s tax returns filed in fiscal 2013 for earlier periods and the corresponding original estimates used for financial statement purposes. This benefit was primarily driven by the following four significant return to provision adjustments:

a.

$350,000 reduction to tax expense related to foreign tax returns primarily related our estimates of required Brazilian statutory transfer pricing adjustments compared to actual amounts imposed by the Brazilian government.

b.	$162,000 reduction to U.S. tax expense primarily related to changes in U.S. state taxes from the 2012 estimate to the amounts reflected on the actual state tax returns filed.
c.

$160,000 reduction to tax expense related to Company’s decision to claim foreign tax credits for foreign taxes deducted in the fiscal 2012 provision and on selected tax returns for earlier years. The reduction in tax expense is the net benefit after considering the Company’s corresponding valuation allowance on portions of its foreign tax credit carryforward.

d.	$92,000 reduction to tax expense related to the Company’s decision to elect to use the Simplified Alternative Method of calculating the federal tax credit for research expenses on its 2012 tax return.

Similar items for the years ended June 30, 2012 and 2011 were not significant and continue to be classified as components of other permanent items.

The Company recorded $880,000 of deferred income tax expense to reflect the year over year change in the tax rates we apply to our deferred tax balances. Of this amount, $782,000 is attributable to a decrease in the Company’s state effective tax rate due to changes in state tax rates and apportionment of profits in the jurisdictions we operate in. The remaining $98,000 of deferred tax expense relates to a corporate tax rate reduction in the United Kingdom, which received royal assent during fiscal 2013.

Total deferred tax assets net of deferred tax liabilities at June 30, 2013 are $31,070,000. While, these deferred tax assets reflect the tax effect of temporary differences between book and taxable income in all jurisdictions in which the Company has operations, the significant majority of the assets relate to operations in the U.S. where the Company has had book losses in recent years. The Company has considered the positive and negative evidence to determine the need for a valuation allowance offsetting the deferred tax assets in the U.S. and has concluded that it is more likely than not that the deferred tax assets net of the recorded valuation allowance will be realized.

Key positive evidence considered include: a) losses in most recent years are primarily due to the recession and one-time events including a $15 million pension expense in fiscal 2012; b) cost saving plans implemented by the Company; c) earnings of a newly acquired company have created additional domestic income; d) the Company has had more domestic taxable income than losses in the last three years; e) expected domestic tax audit adjustments would increase U.S. taxable income; and f) the U.S. federal tax loss carryforward does not start to expire until fiscal year 2029. The negative evidence considered include: a) the 5 most recent years have shown domestic book losses; and b) fiscal 2013 reflects both a book loss and a tax loss.

While the book losses are a significant negative factor, the fact that the Company has had cumulative taxable income in the last three years, has reduced its federal tax loss carryforward by $9 million over this period and has implemented cost saving measures which will benefit future periods, all of which can be objectively verified, overcome the negative evidence. Thus, the Company believes it is more likely than not that the domestic deferred tax assets will be realized with the exception of certain items described below.

No valuation allowance has been recorded for the domestic federal NOL. In order to fully utilize the U.S. federal NOL, the Company will need to generate $20 million of U.S. taxable income.  The Company believes that forecasted future taxable income and certain tax planning opportunities make it likely that such NOLs will be utilized in future periods.

A valuation allowance has been provided on certain state NOLs as a result of their much shorter carryforward periods and the uncertainty of generating adequate taxable income at the entity and state level.   Similarly, a valuation allowance has been provided on certain foreign NOLs due to the uncertainty of generating future taxable income in those jurisdictions. In addition, a valuation allowance has been provided for foreign tax credit carryforwards due to the uncertainty of generating sufficient foreign source income in the future. In fiscal 2013, the allowance increased by $1.6 million primarily related to foreign tax credits. The need for a valuation allowance is reevaluated as facts and assumptions change over time.

Deferred income taxes at June 30, 2013 and 2012 are attributable to the following (in thousands):

	2013	2012
Deferred assets (current):
Inventories	$2,954	$4,892
Employee benefits (other than pension)	827	1,336
Book reserves	1,435	1,757
Other	313	298
Total current deferred tax assets	5,529	8,283
Valuation allowance	(551)	(663)
Current deferred tax asset	$4,978	$7,620

Deferred assets (long-term):
Federal NOL, carried forward	$6,715	$5,706
State NOL, various carryforward periods	1,178	874
Foreign NOL, various carryforward periods	1,574	1,283
Foreign tax credit carryforward, expiring 2014 - 2023	4,398	1,028
Pension benefits	10,889	13,599
Retiree medical benefits	4,144	5,563
Intangibles	2,643	3,285
Other	721	401
Total long-term deferred tax assets	32,262	31,739
Valuation allowance	(3,988)	(1,897)
Long-term deferred tax asset	$28,274	$29,842

Deferred liabilities (long-term):
Depreciation	(2,182)	(2,530)
Long-term deferred tax liabilities	$(2,182)	$(2,530)
Net deferred tax assets	$31,070	$34,932

As of June 30, 2013 and 2012, the net long-term deferred tax asset and deferred tax liabilities on the balance sheet are as follows (in thousands):

	2013	2012
Long-term assets	$28,274	$29,842
Long-term liabilities	(2,182)	(2,530)
	$26,092	$27,312

Foreign operations deferred assets relate primarily to book reserves (current) and pension benefits (long term).  Amounts related to foreign operations included in the long-term portion of deferred liabilities relate to depreciation.

The Company is subject to U.S. federal income tax and various state, local and foreign income taxes in numerous jurisdictions. The Company’s domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to the Company’s interpretation of applicable tax laws in the jurisdictions in which it files.

Reconciliations of the beginning and ending amount of unrecognized tax benefits are as follows (in thousands):

Balance at June 26, 2010	$(9,809)
Decreases for tax positions taken during a prior period	156
Increases for tax positions taken during the current period	(1,189)
Effect of exchange rate changes	(285)
Balance at June 30, 2011	(11,127)
Increases for tax positions taken during a prior period	(32)
Increases for tax positions taken during the current period	(955)
Effect of exchange rate changes	473
Decrease relating to settlement	137
Decreases resulting from the expiration of the statute of limitations	914
Balance at June 30, 2012	(10,590)
Increases for tax positions taken during a prior period	(212)
Increases for tax positions taken during the current period	(381)
Effect of exchange rate changes	140
Decrease relating to settlement	32
Balance at June 30, 2013	$(11,011)

The long-term tax obligations on the balance sheet as of June 30, 2013 and 2012 relate primarily to transfer pricing adjustments.  The Company has also recorded a non-current tax receivable for $3.8 million at June 30, 2013 and 2012, representing the corollary effect of transfer pricing competent authority adjustments.

During the next 12 months, the Company does not expect there will be a significant change in the total amount of unrecognized tax benefits. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company’s U.S. federal tax returns for years prior to fiscal 2010 are no longer subject to U.S. federal examination by the Internal Revenue Service; however, tax losses carried forward from earlier years are still subject to review and adjustment. As of June 30, 2013, the Company has substantially resolved all open income tax audits. In international jurisdictions Argentina, Australia, Brazil, Canada, China, Germany, Japan, Mexico, New Zealand, Singapore and the United Kingdom, the years that may be examined vary by country. The Company’s most significant foreign subsidiary in Brazil is subject to audit for the calendar years 2008 through 2012.

The federal NOL carryforward of $20 million expires beginning in 2029. The state tax loss carryforwards tax effected benefit of $1.2 million expires at various times over the next 1 to 20 years. The foreign tax credit carryforward of $4.4 million expires in the years 2014 through 2023.

The Company received a cash dividend from a foreign subsidiary for $2.4 million in fiscal 2013. At June 30, 2013, the estimated amount of total unremitted earnings of foreign subsidiaries is $69 million. The Company has no plans to repatriate additional earnings of its foreign subsidiaries and, accordingly, no estimate of the unrecognized deferred taxes related to these earnings has been made.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisition and Investment, page 26

4.

Please tell us what consideration you gave to providing the disclosures required by Rule 4-08(g) of Regulation S-X in regards to the investment in a private software development company. Please provide us with your significance tests.

Response

The Company considers its investment in the private software development company to be immaterial and insignificant in relation to the Company’s consolidated financial statements. The components of the balance sheet and income statement of this unconsolidated subsidiary, for which Rule 4-08(g) defines disclosure requirements, are certainly insignificant in and of themselves.

The Company believes that the investment is not a significant subsidiary as defined by Rule 1-02. As of June 30, 2013, the Company’s investment in and advances to the subsidiary were 0.3% of the Company’s total assets. The Company’s proportionate share of the subsidiary’s total assets was 0.4% of the Company’s total assets. It is true that equity in the subsidiary’s income surpassed Rule 1-02’s threshold 10% of the Company’s net loss before taxes in fiscal year 2013. However this was only true because the Company’s net loss, the denominator in the calculation of the fraction, was so near breakeven for that year. Because fiscal 2013 net loss before tax was only 0.33% of net sales we did not consider it a useful indicator of materiality or significance. The purpose of the test is to compare the scale of the Company’s income statement to that of the subsidiary as an indicator of whether the elements of the subsidiary financial statements which would be disclosed under Rule 4-08(g) are material. That is, as defined by Statement of Financial Accounting Concepts No. 2 and by SEC Staff Accounting Bulletin: No. 99, whether “the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion.” For a better frame of reference as a more proportionate indicator of the elements of the income statement, the Company used a modest and therefore conservative profitability of 5% of sales as a comparison point for determination of materiality and significance. Profitability of 5% of net sales for fiscal 2013 net sales would be $12 million. The Company’s equity in income of the subsidiary was $470,000 – an insignificant 3.8% of that figure.

*   *   *   *   *

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, THE L. S. STARRETT COMPANY /s/ Francis J. O’Brien Francis J. O’Brien Treasurer and Chief Financial Officer

cc:  D. Lewandoski: Grant Thornton LLP
       T. Danielski: Ropes & Gray LLP